Exhibit 99.7

Looking for a Needle in a Haystack? NICE Launches Video Search
Solution to Pinpoint and Track People of Interest in Mere Minutes

NICE Suspect Search is a patent-pending analytics solution that for the first time enables organizations to quickly search for a specific person within large volumes of video

RA’ANANA, ISRAEL, September 22, 2014 – When time is of the essence, security and public safety organizations will no longer be overwhelmed by the process of reviewing hours of video to identify and track people, NICE Systems (NASDAQ: NICE) announced today. The company formally introduced to the market NICE Suspect Search, a new video analytics solution aimed at efficiently searching through multiple video sources to detect targets in a matter of minutes.

Currently searching for a specific person over many cameras and locations and across a broad period of time is a demanding, lengthy, and cost-consuming task that may end up being fruitless.

With NICE Suspect Search, a search for an individual is initiated with a reference based upon a recorded image, an uploaded full body photo, or by creating a composite. The system can simultaneously search for multiple targets in several cameras. By automatically filtering out 95 percent of irrelevant images and presenting the results by relevancy, an hour of video can be reviewed in less than a minute.

NICE Suspect Search can be useful in many use cases, including:
•	Conducting a forensic investigation by analyzing multiple video sources following a crime to identify the perpetrator’s route and actions
•	Tracking an intruder of a closed area or checkpoint breach
•	Finding a lost child within a critical window of time
•	Locating the owner of unattended luggage

As a result, organizations can optimize their ongoing security and safety operations by:
•	Enhancing forensic analysis of events
•	Improving response time
•	Preventing criminal activity
•	Reducing operational shutdown time

The system is built on NICE’s IP video management solution, NiceVision, and can be integrated with NICE’s situation management solution, Situator. It is currently deployed in several proof-of-concept (POC) projects around the world, including airports, mass transit, safe cities and major sporting events.

Chris Wooten, Executive Vice President, NICE Security Group
“While the proliferation of cameras is an important trend in the security market, the burden of processing all of the data has limited the value of the video footage. Based upon our extensive work in the market, we’ve developed NICE Suspect Search, which is a ground breaking application that tackles that major pain point for our customers. Whether they are trying to find a suspect, understand who left behind a bag, or see where a child went, they may now have that answer in minutes.”

For more information on NICE Suspect Search, visit www.nice.com/find-right-now/

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.